NEWS RELEASE

Trading Symbol:  TSX: NUAG

 NYSE-A: NEWP

NEW PACIFIC ANNOUNCES RECEIPT OF EXPLORATION LICENSES
AND ENVIRONMENTAL PERMITS FOR THE CARANGAS SILVER
PROJECT AND IDENTIFIES DRILL TARGETS

VANCOUVER, BRITISH COLUMBIA - JUNE 14, 2021: New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG; NYSE American: NEWP) is pleased to announce that the Company's Bolivian joint venture partner has received the exploration licenses and environmental permits required to commence multi-disciplinary exploration activities at the Carangas Silver Project, Oruro Department, Bolivia (the "Carangas Project" or the "Project"). Drilling is anticipated to commence shortly.

HIGHLIGHTS:

  Received exploration licenses, environmental permits, and community approvals for exploration activities at the Carangas Project;
  Identified four drill target areas for bulk tonnage and high-grade silver mineralization;
  Commencing an initial 5,000-metre ("m") discovery drill program; and
  Establishing support facilities on site.

Dr. Mark Cruise, CEO of New Pacific, said, "I am pleased to announce that exploration licenses are in hand to commence our Phase I drill program at the Carangas Project. Our exploration team has identified and prioritized several drill targets to test for bulk tonnage and high-grade silver vein potential. Contingent on results, we will evaluate further exploration work at the Project. We look forward to providing updates on the progress of the drill program."

"We are well-funded to continue executing on our strategy, including the completion of the Silver Sand Project PEA, exploration work at our properties and continued project generation efforts, all of which are geared toward creating shareholder value."

EXPLORATION LICENSES AND DRILL PROGRAM

The two exploration licenses for the Project are valid for five years and can be renewed upon expiry.  They allow a wide variety of early to advanced stage exploration activities including drilling, underground development, geological mapping, geochemical sampling and geophysical surveying.  An exploration license gives the holder the preferential right to request and enter into an Administrative Mining Contract ("AMC") with the Jurisdictional Mining Administrative Authority in Bolivia (Autoridad Jurisdiccional Administrativa Minera or "AJAM").

The Company's exploration team has identified multiple targets with the potential to host near-surface bulk tonnage and/or high-grade silver mineralization. An initial discovery drill program of up to approximately 5,000 m is planned for 2021. Community approvals are in hand and the logistics team is currently establishing support facilities on site.

TARGET GENERATION

The Carangas Project is comprised of a Miocene aged, multi-phase, rhyo-dacitic, volcanic dome complex cut by silver-bearing hydrothermal breccias and veins. Interpreted to occur on the flank of a larger caldera collapse system, it has a surface expression of approximately 1.6 kilometers ("km") east-west by 1.4 km north-south before dipping under a younger cover sequence. The volcanic complex is divided by an ephemeral stream into two separate domes called West and East Domes, both sitting 150 m above the surrounding alluvial plains.

The exploration team has identified four principal target areas based on analysis of extensive historic workings, limited prior exploration programs, and New Pacific due diligence, including extensive surface sampling and detailed geological and structural mapping in addition to mineral system analysis. For additional details, see the Company's news release dated April 12, 2021. The four target areas are discussed below.

West Dome

Extensive historic workings on multiple levels exploited mineralized structures and hydrothermal vein breccias over an area, which measures 600 m by 400 m (Figure 1 and Figure 2).  Surface sampling and prior exploration documented broad areas of silver-rich polymetallic mineralization. These samples vary from individual characterization "grab" samples to systematic channel chip samples in excess of 100 m in length, with silver grades ranging from 65 g/t to 512 g/t and anomalous zinc and lead values. For additional details, see the Company's news release dated April 12, 2021.

Initial drilling is designed to test the lateral and vertical extents of the system for a bulk tonnage and/or high-grade vein targets.

Figure 1: Simplified Geology Map of the Carangas Project

Figure 2: Extensive historical mining dumps at West Dome (looking West), Carangas Project

East Dome

Less extensive historic workings exploited individual narrow east-west trending fractures and fracture zones up to 350 m wide, traceable over 500 m strike.  Characterization and surface channel chip sampling returned silver grades ranging from 52 g/t over 54 m to 1,100 g/t over 2 m with anolamous zinc and lead values.  For additional details, see the Company's news release dated April 12, 2021.

Initial drilling is designed to test the potential of the mineralized system adjacent to the Valley Zone (see below) where it trends below cover towards the West Dome target.

Valley Zone

The area between the East and West domes is a flat river valley 200 m wide east-west and 800 m long north-south, filled by younger Quaternary sediments estimated to be up to 30 m thick. Predominantly east-west trending fractures are mappable from East Dome to the Valley margin where they trend towards West Dome before dipping under cover.  At the south end of the valley, an isolated outcrop suggests the Valley Zone may host mineralization at relatively near-surface depths. This outcrop, called South Dome, is 200 m long and 80 m wide and is comprised of hydrothermally brecciated lithic tuff, which is cut by geochemically anomalous silver mineralized fractures, including silver grades of up to 113 g/t.

Initial drill targets are planned to test this concept.

Volcanic Basin

Regionally, the Carangas mineralized domes are interpreted to occur on the southwest periphery of a large, now collapsed, 5 km by 3 km volcanic caldera complex (Figure 3 and Figure 4). The postulated center of the complex is now partially infilled by younger sediments.  Occasional sparse outcrop of pervasively altered (sericite to argillic) lithic tuffs are indicative of high levels in a hydrothermal system, potentially suggesting the presence of a target at depth.

Contingent on successful initial drill results, future work, including petrophysical modelling, may warrant geophysical surveying and/or initial scout drilling to test the exploration model.

Figure 3: Morphotectonic View of the Carangas Project

Figure 4: Conceptional Model of Volcanic System at the Carangas Project.

CARANGAS PROJECT JOINT VENTURE

The Carangas Project is located within 50 km of the Bolivian border with Chile, approximately 180 km southwest of the city of Oruro. In line with many South American countries, Bolivia does not permit foreign entities to own property within 50 km of international borders (the "Restricted Area").  Property owners in the Restricted Area are, however, permitted to enter into mining association agreements, or joint ventures, with third parties, including foreign entities, for the development of mining activities under Bolivian Law No. 535 on Mining and Metallurgy (the "Mining Law").

The Carangas Project is comprised of two exploration licenses covering an area of 6.25 km2 and owned 100% by the Company's Bolivian joint venture partner. New Pacific has entered into a mining association agreement with the Bolivian partner (the "Joint Venture"), under which New Pacific is required to cover 100% of the future expenditures on exploration, mining, development, and production activities in return for 98% economic interest in the Project.

While the Company believes the Joint Venture is legally compliant with the Restricted Area requirements and the Mining Law, there is no assurance that the Company's Bolivian partner will be successful in obtaining the approval of AJAM to convert the two exploration licenses into an AMC.

QUALITY ASSURANCE AND QUALITY CONTROL

All samples in respect of the exploration program at the Carangas Project, conducted by the Company and discussed in this news release, were shipped in securely-sealed bags by New Pacific staff in the Company's vehicles, directly from the field to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis.  ALS Global is an ISO 17025 accredited laboratory independent from New Pacific. All samples are first analyzed by a multi-element ICP package (ALS code ME-MS41) with ore grade over specified limits for silver, lead and zinc further analyzed using ALS code OG46.  Further silver samples over specified limits are analyzed by gravimetric analysis (ALS code of GRA21).

The assay results of the grab samples are used for reconnaissance purpose and, therefore, no certified reference materials and blank materials were inserted to the normal sample sequence in the field.  Internal Quality Assurance/Quality Control ("QAQC") results from ALS Global did not show any significant bias of analysis or contamination during sample preparation. For rock chip samples, certified reference materials, blank samples and field duplicate samples were inserted to normal sample sequences prior to delivery to the laboratory for preparation and analysis. The results of QAQC samples did not show any significant bias of analysis or contamination during sample preparation.

QUALIFIED PERSON

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43- 101"). The Qualified Person has verified the information disclosed herein, including the sampling, preparation, security and analytical procedures underlying such information, and is not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company, which owns the flagship Silver Sand Project, the Silverstrike Project and the Carangas Project, all of which are located in Bolivia. The Company is focused on progressing the development of the Silver Sand Project, while growing its Mineral Resources through the exploration and acquisition of properties in the Americas.

For further information, please contact:

Stacey Pavlova, CFA

VP, Investor Relations and Corporate Communications

New Pacific Metals Corp.

Phone: (604) 633-1368

U.S. & Canada toll-free: 1-877-631-0593

E-mail: info@newpacificmetals.com

www.newpacificmetals.com

To receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; and estimates of the Company's revenues and capital expenditures.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2020 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC").  The terms "proven mineral reserve", "probable mineral reserve" and "mineral reserves" used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101.  Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "Inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7.  Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021.  The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7.  As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources".  In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be substantially similar to corresponding definitions under the CIM Definition Standards.  During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards.  While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.